EXHIBIT 99.1

Hydrogenics Announces Upcoming Investor Events

MISSISSAUGA, Ontario, July 31, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the following investor events. Institutional investors are welcome to attend and meet with management.

  August 7: Annual Needham Advanced Industrial Technologies Conference in New York
  August 13: Canaccord Genuity Growth Conference in Boston
  September 18: Annual Craig-Hallum Alpha Select Conference in New York

Certain events will also include a live audio webcast of the Company's presentation, accessible via the Hydrogenics website. To listen and view related materials, please visit www.hydrogenics.com. A replay will be available for 90 days.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift to hydrogen. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

CONTACT: Company Contacts:
         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com